Free Writing Prospectus

VanEck Merk Gold Trust

2021-04-05 ounz-fact-sheet

0001546652

Pursuant to 433/164

333-238022

OUNZ VanEck Merk Gold Trust

VanEck®

As of February 28, 2021

Fund Details

Fund Ticker	OUNZ
Intraday NAV (IIV)	OUNZIV
Total Net Assets ($M)	$441.5M
Exchange	NYSE Arca
Commencement	05/16/14
Sponsor	Merk Investments LLC
Custodian	JPMorgan Chase Bank, N.A.
Marketing Agent	Van Eck Securities Corp.
Trustee	Bank Of New York Mellon

Fees and Expenses*

Expense Ratio	0.25%

Fund Description

VanEck® Merk® Gold Trust seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

Performance History: Average Annual Total Returns* (%)

Month End as of 02/28/21	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	-6.51	-1.18	-7.88	7.93	9.36	6.73	--	4.02
OUNZ (Share Price)	-6.24	-2.83	-9.13	9.14	9.04	6.44	--	3.89

Quarter End as of 12/31/20	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	7.27	0.16	23.76	23.76	12.98	11.80	--	5.42
OUNZ (Share Price)	6.93	0.71	24.71	24.71	12.96	11.98	--	5.50

Returns less than one year are not annualized.

The performance data quoted represents past performance. Past performance is not a guarantee of future results. Performance information for the Fund reflects temporary waivers of expenses and/or fees. Had the Fund incurred all expenses, investment returns would have been reduced. Investment return and value of the shares of the Fund will fluctuate so that an investor's shares, when sold, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Fund returns reflect dividends and capital gains distributions. Net asset value (NAV) per share is calculated by subtracting total liabilities from the total assets, then dividing by the number of shares outstanding. Share price is the last price at which shares were traded on the Fund's primary listing exchange. Performance current to the most recent month end is available by calling 800.826.2333 or by visiting vaneck.com. Index returns are not Fund returns and do not reflect any management fees or brokerage expenses. Certain indices may take into account withholding taxes. Investors can not invest directly in the Index. Returns for actual Fund investors may differ from what is shown because of differences in timing, the amount invested and fees and expenses. Index returns assume that dividends have been reinvested.

OUNZ VanEck Merk Gold Trust

As of February 28, 2021

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor | 666 Third Avenue | New York, NY 10017

FUND TICKER: OUNZ 800.826.2333 VANECK.COM